November 21, 2005
Stephen Krikorian
Accounting Branch Chief
Office of Computers and On Line Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Reynolds and Reynolds Company
Form 10-K for the Fiscal Year Ended September 30, 2004
Form 10-Q for the Fiscal Quarter Ended December 31, 2004
Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Form 10-Q for the Fiscal Quarter Ended June 30, 2005
File No. 001-10147
Dear Mr. Krikorian,
This letter and attachments respond to the revenue recognition comments from the Staff’s comment letter dated September 16, 2005. The company previously responded to the non-revenue recognition comments on October 21, 2005 and October 27, 2005. For convenience of reference, our responses are organized using the same headings and numbered captions as your letter. The company’s white paper on “Revenue Recognition Policy regarding Multiple Element Arrangements” is included in Appendix A. Where the Staff’s comments are addressed in the white paper, the company has provided references to the Staff comment in the appropriate section of the white paper to facilitate the Staff’s review. Otherwise, the responses to the Staff’s comments are set forth below.
Because there are proposed changes to the company’s existing revenue recognition policy, we suggest the Staff read the white paper in Appendix A, prior to reviewing the company’s responses to the Staff’s comments, to facilitate the Staff’s review.

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Annual Report on Form 10-K for the Year Ended September 30, 2004
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 40
Prior Comment Number 1
1.	Comment

Your response states that you apply the provisions of SOP 97-2 to your combined unit of accounting because the software license and software training elements are the key elements. You support this position, in part, by stating the hardware installation effort is relatively insignificant in comparison to the software training effort. Explain the following as it relates to your hardware installation services:
•	Why you believe the significance of the hardware installation effort impacts the accounting literature that you should apply to this unit of accounting;
Management’s Response

The company’s proposed revenue recognition policy no longer considers the significance of the hardware installation effort in determining the appropriate accounting literature to apply to this unit of accounting. The company believes that hardware installation services should be accounted for as separate unit of accounting subject to the guidance of SAB Topic 13. In both a cash deal and a lease deal the company cannot allocate any arrangement consideration to hardware installation services because the amount allocable to this item is limited to the amount that is not contingent upon delivery of additional items (paragraph 14 of EITF 00-21). The entire one-time fee in the company’s arrangements is subject to the performance of software training services. In effect the arrangement consideration otherwise allocable to the hardware installation services is combined with software and software training elements and recognized as software training services are performed, consistent with the company’s existing revenue recognition policy. See additional discussion on pages 18-19 of Appendix A under Hardware Installation Services.

Comment
•	The nature of the services included in hardware installation;
Management’s Response

On page 3 of Appendix A, management describes the nature of hardware installation services.

Comment
•	How you determine the significance of hardware installation, i.e. identify the metric used;
Management’s Response

The significance of hardware installation services is no longer relevant to the proposed revenue recognition policy. Based on amounts invoiced to customers, hardware installation fees represented approximately 5% of one-time sales dollars in 2004. Software and software

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training fees invoiced were approximately nine times hardware training fees in 2004. Software training takes approximately five times as many hours to deliver compared to hardware installation. On page 6 of Appendix A, hardware installation (based on invoice price) represents approximately 9% of the sample transaction. On page 17 of Appendix A, hardware installation (based on allocated arrangement consideration) represents approximately 12% of the sample transaction.
Comment
•	The period over which hardware installation services are delivered and the time it takes to deliver these services;
Management’s Response

On page 3 of Appendix A, the timing of hardware installation services is discussed.
Comment
•	Whether hardware installation is significant to the hardware you sell;
Management’s Response

SAB Topic 13 is the relevant guidance to apply to hardware installation. According to SAB Topic 13, hardware installation is not significant to the hardware because the hardware is a standard product, installation does not significantly alter the hardware’s capabilities and other companies are available to perform the installation.

Additionally, under the company’s revised revenue recognition policy hardware revenue related to sales type leases will not be recognized until after installation of the hardware has been completed. Hardware revenue related to a cash sale will be recognized as software training services are performed, which is completed after hardware installation services are performed.

Comment
•	Why software training services are considered in determining the significance of hardware installation services;
Management’s Response

The company’s proposed revenue recognition policy no longer considers software training services in considering the significance of hardware installation services.

Comment
•	Describe the nature of your software training services, the period over which they are delivered and the hours expended on these services. Please be as detailed as possible in your response.
Management’s Response

On page 3 of Appendix A, management describes the nature and timing of software training services.

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2.	Comment

As it relates to your combined unit of accounting for software, software training and hardware installation, tell us in percentage terms the portion of the arrangement fee that relates to each element.

Management’s Response

On page 6 of Appendix A, the company lists the invoice price by element for a sample transaction. On page 17 of Appendix A, the company lists the allocated arrangement consideration by element for a sample transaction.
Prior Comment Number 2
3.	Comment

Your response states that your leases are classified as sales-type on a consolidated basis and that you are a dealer in computer hardware. In your prior response to our comments nos. 4 through 8 under the caption “Background” addressed in your letter dated April 12, 2005 you explain that “...the company is not considered a hardware dealer because it only sells one brand of equipment to customers that use its software as opposed to a dealer that sells many brands to many different customers for multiple uses.” Your prior response to our prior comment no. 5 addressed in your letter dated June 10, 2005 you explain “The company’s leases are classified as direct financing leases. The leases are not classified as sales-type leases because the company is not considered a hardware dealer as it does not generate a dealer’s profit on the sale of hardware.” Although your current response indicates certain reasons for classifying leases as sales-type leases, it is not evident how and why your assessment of lease classification has changed from your prior responses. Please reconcile your most recent response to your prior responses and assessments in which you clearly indicate that you are not a dealer in hardware, that you do not generate dealer profit and that your leases are direct financing leases.

Management’s Response

An analysis of the company’s sales-type lease transactions begins on page 22 of Appendix A. The company did refer to its leases as direct financing leases in a prior response. The company’s leases are classified as direct financing leases when considering the presentation in the separate financial statements of the company’s financial services subsidiary. However, on a consolidated basis, the company’s leases are appropriately classified as sales-type leases.

4.	Comment

Your response states that you are a dealer in computer hardware as you use leasing to market your computer systems and generate profits on your software arrangements, which include hardware. Provide/clarify the following as it relates to your software/leasing arrangements:
•	Explain how you use leasing as a means to market your computer systems.

•	Explain how you determine profit on hardware lease arrangements.

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•	Explain why you classify your leases as sales-type leases considering the revenue recorded for leased hardware equals cost. Please address how you apply the guidance in paragraph 6.b.i. of SFAS 13 in your response.

•	Tell us how you considered paragraph 5.c.i of SFAS 13 as it relates to determining whether or not you have fair value for leased hardware.

•	Tell us whether the present value of minimum lease payments are calculated on every leasing arrangement, computed at the interest rate implicit in the leases and if so, why this amount is not recorded as the sales price pursuant to SFAS 13, paragraph 17.c.
Management’s Response

An analysis of the company’s sales-type lease transactions begins on page 22 of Appendix A. The allocation of fair value to the hardware in a leasing arrangement is described on page 17 of Appendix A.
5.	Comment

Explain how you allocate revenue for your arrangements between your SFAS 13 and non-SFAS 13 deliverables and how you determine the relative fair values for those deliverables pursuant to paragraph 4.a.ii of EITF 00-21. Provide an example to support your response.

Management’s Response

The allocation of revenue between SFAS 13 and non -SFAS 13 deliverables is discussed beginning on page 16 of Appendix A.

6.	Comment

We note from your response that you review the estimated residual value of your leased assets annually. Explain how you review the estimated residual value of lease transactions annually pursuant to paragraph 17.d of SFAS 13, as you indicate in your response that you no longer track lease information after it is recorded by your wholly-owned financing subsidiary.

Management’s Response

To clarify the company’s prior response, the company finances hardware, software, hardware installation services and software training services in a single transaction requiring one monthly payment from the customer. As such, the company does not track the individual hardware, software, hardware installation services and software training services elements within the lease accounting records. Individual leases are however tracked separately, by our leasing subsidiary. These records include the components of each lease such as the lease receivable, unearned interest income and unguaranteed residual values.

The estimated unguaranteed residual values are evaluated based on an annual review of total net gains and losses realized on lease terminations. If the company experiences, as it historically has, a net gain on lease terminations, it concludes that a decline in its estimated residual values has not occurred. Losses are realized only when the customer returns equipment. For lease arrangements with a bargain purchase option, there is no unguaranteed residual value to evaluate.

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7.	Comment

We note from your response that “... the company records all hardware sales, whether subject to lease or not, in the same general ledger account, the company is unable to readily distinguish hardware sales subject to leases from other hardware sales.” It appears from this response you sell hardware that is not subject to lease. Although in prior response letters (April 12, 2005 and June 10, 2005) you have addressed your accounting for multiple element arrangement which include leased hardware and hardware maintenance, you have not provided an analysis of how you account for multiple element arrangements that include hardware that is not subject to leases. Please provide us with this analysis.

Management’s Response

Accounting for transactions that do not include a lease is discussed beginning on page 30 of Appendix A.
Prior Comment Number 4
8.	Comment

Your response indicates that you recognize revenue for the combined unit of accounting using contract accounting because the nature of the services is such that the service elements do not qualify for separate accounting. However, to apply contract accounting to a software arrangement, the undelivered services in the arrangement must also involve significant production, customization, or modification of the software. It does not appear that your undelivered services involve significant production, customization, or modification of the software as your undelivered services do not involve software installation. If this is correct, clarify how you apply paragraph 67 of SOP 97-2 to your combined unit of accounting, which requires that you recognize revenue as services are performed, or on a straight-line basis if no pattern of performance is discernible.

Management’s Response

The company is recognizing revenues as software training services are performed in accordance with paragraph 67 of SOP 97-2, in a manner similar to the percentage-of-completion method of contract accounting. However, general contract accounting of cost deferral, which provides for consistent gross margins, is not applied. That is, costs related to providing such services are expensed as incurred. The accounting for the combined unit of accounting (software training, software and hardware installation) and the timing of revenue recognition is discussed beginning on page 25 of Appendix A.

9.	Comment

Tell us how your current accounting for your combined unit of accounting and PCS complies with paragraph 12 of SOP 97-2. We understand, based on your response to prior comment no. 1, you believe that you meet the exception in the second bullet of paragraph 12 of SOP 97-2 to recognize the undelivered services over the period during which the services are expected to be performed. However, as your arrangements include an element for PCS, the

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services in the combined unit of accounting are not the only undelivered element in your arrangements. Therefore, as this exception applies ‘if the only undelivered element is services...’, it does not appear it is applicable to your arrangements. If you conclude that exception is not applicable to your arrangements, all revenue from the arrangement should be deferred until the earlier of the point at which such sufficient vendor-specific objective evidence does exist or all elements of the arrangement have been delivered in accordance with paragraph 12 of SOP 97-2, as revised by paragraph 6.b of SOP 98-9. Please advise.

Management’s Response

The accounting for the combined unit of accounting is discussed beginning on page 25 of Appendix A.
Prior Comment Number 6
10.	Comment

We note your Appendix A and your proposed revisions to your revenue recognition policy. If your revenue recognition policy requires revision based on consideration of our comments above, please provide revised disclosures with your response.

Management’s Response

The company has revised its revenue recognition policy and included the new policy in Appendix E.
Please contact our counsel, John Huber of Latham & Watkins LLP at (202) 637-2242 regarding any additional questions or comments regarding our responses.
Sincerely,
Gregory T. Geswein
Senior Vice President and Chief Financial Officer

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Appendix A
The Reynolds and Reynolds Company
One Reynolds Way
Dayton, OH 45430
File No. 001-10147
White Paper on Revenue Recognition Policy
Regarding Multiple Element Arrangements

1. INTRODUCTION	Page 2

2. OVERVIEW	Page 2

3. SUMMARY OF CONCLUSIONS	Page 4

4. SAMPLE TRANSACTION	Page 5

5. APPROPRIATE ACCOUNTING GUIDANCE APPLICABLE TO EACH ELEMENT OR DELIVERABLE	Page 6

6. DETERMINING SEPARATE UNITS OF ACCOUNTING FOR TRANSACTIONS THAT INCLUDE A LEASE ELEMENT	Page 9

7. ALLOCATION OF ARRANGEMENT CONSIDERATION TO SEPARATE UNITS OF ACCOUNTING FOR ARRANGEMENTS SUBJECT TO LEASES	Page16

8. REVENUE RECOGNITION FOR MULTIPLE ELEMENT ARRANGEMENTS SUBJECT TO LEASES	Page 22

9. ANALYSIS OF CASH SALES TRANSACTIONS	Page 30

10. COMPARISON TO EXISTING REVENUE RECOGNITION POLICY	Page 32

11. NEXT STEPS	Page 32

1. INTRODUCTION
This white paper describes the revenue recognition policy that the company believes should be applied to its multiple element arrangements. It includes an overview of the company’s business, provides details of a sample transaction and an analysis of revenue recognition for each of the units of accounting included in a typical multiple element transaction. The analysis includes the determination of fair value for each of the elements in the transaction1. The analysis also incorporates the pertinent sections of SOP 97-2 (as amended), SFAS 13, SAB Topic 13, FTB 90-1, EITF 00-21, EITF 01-08 and EITF 03-5. At the end of the white paper the company discusses the differences between this analysis and the company’s existing revenue recognition policy. Attached are diagrams illustrating the company’s existing revenue recognition policy in Appendix B and its proposed revenue recognition policy in Appendices C and D.
2. OVERVIEW
The company’s primary business is providing integrated software solutions and services to automobile dealers. The company has provided products and services to automobile dealerships since 1927. The company’s principle software solution is its ERA® dealer management system, which was first sold in 1987. This established software application, which was developed by the company, is used by approximately 10,000 automotive dealerships, or 40% of the automobile dealerships in North America, to operate the sales, service, parts and administrative areas of their dealerships. This software application is typically licensed to customers through a perpetual license arrangement.
The company also provides its customers with hardware, hardware installation services, software training services, software support and hardware maintenance. The company resells generic computer hardware, such as servers, personal computers and printers, manufactured by third party vendors. The company’s software solutions consist of application software solutions, not operating systems. As such, the company’s software is not essential to the functionality of the hardware. The company does not provide hardware installation services or software training services to customers that do not buy the company’s solutions. Services, including hardware installation, software training, hardware maintenance (“Hardware Maintenance”) and software support (“Software Support”) are delivered primarily by company employees.
The company’s Hardware Maintenance and Software Support services are optional services offered to customers. Recurring Maintenance Services, consisting of Software Support and Hardware Maintenance (collectively the “Recurring Maintenance Services”), commences after performance of the software training services when implementation of the entire system has been completed, approximately 90-120 days after delivery. Software Support includes both software enhancements provided on a when-and-if available basis and telephone support. The company is

1 In its discussion of VSOE of fair value for Recurring Maintenance Services or PCS, the white paper presents statistics about customer sales prices, as a percentage of list price, which is sensitive information to the company and could result in competitive harm to the company, if it were to be publicly disclosed. As a result, the company will submit a confidential treatment request for the data set forth on pages 14 and 15 of Appendix A when the company files the final white paper with completed numbers concerning the effects of any changes to the company’s revenue recognition policy and the response to the September 16, 2005 comment letter on EDGAR.

not obligated under its customer arrangements to provide future software enhancements. The initial term of the Hardware Maintenance and Software Support is always the same and commences on the same date.
Effective October 1, 2004, the company changed the initial service term in most agreements from cancelable at any time with 60 days written notice to non-cancelable for the entire contract term, generally 60 months. Prior to October 1, 2004 and continuing today, the company charges its customers a fixed monthly fee for Recurring Maintenance Services during an initial period, which generally is 12 months. The accounting model described below addresses both types of arrangements, (1) arrangements that are cancelable with 60 days written notice (pre-October 2004), as well as (2) arrangements that are non-cancelable for the entire contract term (post-October 2004).
In a typical implementation, hardware installation begins approximately 30 days after hardware is shipped to the customer and takes one person approximately 80 hours over a two week period to deliver the services. Hardware installation includes unpacking the hardware, setting it up, connecting various components via cables and ensuring that the hardware has power. Hardware installation is not essential to the functionality of the hardware because the computer hardware is a standard product, installation does not significantly alter the hardware’s capabilities and other companies are available to perform the installation. The company’s application software is loaded onto the hardware prior to shipment.
Also in a typical implementation, software training starts concurrently with the hardware installation. A typical implementation requires approximately 375 hours for the initial setup and training. These services are typically delivered over a 60-90 day period2. Software training includes initial specification setup, transferring customer data from their prior system to the new system and training customer personnel to use the software. Specification setup is delivered via the company’s Distance Learning Center. Software training is typically delivered at the dealership location by company employees.
The company enters into a master agreement or contract with each customer that describes the terms and conditions under which the company provides the above described products and services. The master agreement incorporates the Customer Guide which contains services, administrative and product-specific policies. There is no stated right of return or refund provision. Pricing for elements is summarized in the company’s contracts with customers while invoices contain separate pricing for each element and item of the transaction. The company invoices customers for hardware, software, hardware installation and software training when the hardware is shipped to the customer. However, customers are not required to make any payments to the company until after performance of the software training services. Recurring Maintenance Services are invoiced monthly commencing after performance of the software training services when implementation of the entire system has been completed.

2 In previous responses the company indicated that software training services started approximately 30 days after delivery of the hardware and were completed approximately 60 days later or 90 days after delivery of the hardware. The sample of 80 transactions selected by the company, indicates that for those transactions selected, software training services started approximately 30 days after delivery of the hardware and were completed approximately 90 days later, or 120 days after delivery of the hardware.

The company also offers financing through Reyna Capital Corporation (Reyna), a wholly-owned and consolidated subsidiary. Customers typically finance payment of hardware, software, hardware installation services and software training services. Approximately 80% of ERA dealer management system sales and 60% of total one-time sales (including both ERA and upgrade sales to add additional hardware or software applications) are financed through Reyna. Financing terms are typically three to five years in length. The company has provided financing to its customers since 1981. Monthly lease payments are required to begin after performance of the software training services when implementation of the entire system has been completed. Interest rates and financing terms are set based on current market conditions, customer creditworthiness and the company’s borrowing costs. Sales prices are not affected by a customer’s decision to finance their purchase.
3. SUMMARY OF CONCLUSIONS
The following is a summary of the company’s proposed revenue recognition model. A more detailed discussion of the proposed revenue recognition model is contained in the sections of this white paper following the summary.
Vendor-Specific Objective Evidence
The company has determined that it has renewal rates for the Recurring Maintenance Services for bundled sales of the company’s software solutions through September 30, 2004. In addition, the company has determined that it has vendor-specific objective evidence (VSOE) of fair value for the Recurring Maintenance Services for all periods since the adoption of SOP 97-2 because it sells those services separately from any of the other elements included in its multiple element arrangements (see the discussion under Recurring Maintenance Services beginning on page 11 of Appendix A).
Transactions Including a Lease Element
In a leased transaction, the hardware element should be accounted for3 as a separate unit of accounting as a sales-type lease under SFAS 13. Sales revenue related to the hardware should be recognized at commencement of the lease term (i.e., upon completion of software training services). Financing income related to the sales-type lease should be recognized over the lease term using the effective interest rate method.
Arrangement consideration related to the software element, hardware installation services and software training services should be recognized as a combined unit of accounting as the software training services are delivered (based on actual hours incurred compared to total estimated hours

3 In this white paper the phrases “should be accounted for”, “should be recognized” and “will” are used to describe the company’s proposed model to account for the company’s multiple element revenue transactions. The proposed model differs in certain respects from the company’s historical accounting method. A summary of significant differences is contained in the section of this white paper entitled, “COMPARISON TO EXISTING REVENUE RECOGNITION POLICY.”

to complete the services). Financing income related to this combined unit of accounting should be recognized over the lease term using the effective interest rate method.
Revenues related to the Recurring Maintenance Services should be recognized ratably over the initial maintenance period.
Cash Sales Transactions
In a transaction that does not include a lease; the company has a combined unit of accounting for the hardware, software, hardware installation services and software training services. This revenue is recorded as the software training services are performed (based on actual hours incurred compared to total estimated hours to complete the services).
Revenues related to the Recurring Maintenance Services should be recognized ratably over the initial maintenance period.
The following analysis describes the application of accounting guidance to the company’s revised revenue recognition policy for multiple element arrangements and illustrates the application of this accounting guidance to a sample transaction.
4. SAMPLE TRANSACTION
The following sample transaction will be used throughout the narrative to demonstrate the company’s allocation of arrangement consideration to the various units of accounting and the recognition of revenue for each unit of accounting. The company refers to hardware, software, hardware installation services and software training services as one-time sales because these items are delivered at the beginning of the arrangement. Conversely, Recurring Maintenance Services, consisting of Software Support and Hardware Maintenance, are referred to as recurring revenues because they are delivered each month throughout the term of the arrangement. In this sample transaction a customer acquired the following items for the prices listed:

	List				Discount		Invoice
	Price		Discounts		Percentage		Price

One-Time Revenues
Hardware	$	*	$	*	*	%	$	*
Software		*		*	*	%		*
Hardware Installation Services		*		*	*	%		*
Software Training Services		*		*	*	%		*

Total One-Time Revenues	$	*	$	*	*	%	$	*

Lease Payments
Monthly Lease Payment							$	*

Total lease payments for 60 months							$	*

Discount rate								*	%

Monthly Recurring Revenues
Hardware maintenance	$	*	$	*	*	%	$	*
Software support		*		*	*	%		*

Total monthly recurring payment	$	*	$	*	*	%	$	*

Total payments for 60 months							$	*

Total Consideration							$	*

*	Supplementally submitted under separate cover to the Staff of the Commission.
In this sample transaction the cost of hardware was $25,460. This sample transaction included a lease (with a 60 month lease term), but the company also processes transactions that do not include leases. The initial non-cancelable term of the recurring maintenance services in this transaction is 60 months. This same sample transaction will be used to illustrate the application of the revenue recognition policy described below to both a transaction that includes a lease and a cash sales transaction. Additionally, this sample transaction will also be used to illustrate the application of the revenue recognition policy to an arrangement in which non-cancelable maintenance term is 60 days (i.e., a pre-October 2004 arrangement)
5. APPROPRIATE ACCOUNTING GUIDANCE APPLICABLE TO EACH ELEMENT OR DELIVERABLE
Consideration of Software and Non-Software Deliverables
Because the company’s primary business is selling software solutions and as such, all our arrangements include software that is more than incidental to the arrangement as a whole, the company’s arrangements are subject to the guidance provided by SOP 97-2. The company concluded that the software element of its arrangements is more than incidental to its arrangements as a whole because: (a) the software is a significant focus of the company’s marketing efforts, (b) the company provides postcontract customer support (PCS) services (i.e., Software Support) and (c) the company incurs significant costs that are within the scope of SFAS 86.
The company also considered EITF 03-5 which covers the applicability of SOP 97-2 to non-software deliverables in an arrangement containing more than incidental software. The EITF reached a consensus that, in an arrangement that includes software that is more than incidental to the products or services as a whole, software and software-related elements are included within the scope of SOP 97-2. EITF 03-5 further states, in part, “if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of 97-2.”
The computer hardware sold by the company represents generic equipment, such as servers, personal computers and printers, manufactured by third parties that functions without the company’s software. The company’s software represents application software, not operating system software. Therefore, the computer hardware can be utilized without the company’s software. Accordingly, the company concluded that the hardware is not software-related because software is not essential to the functionality of the hardware. Therefore, based on the guidance in EITF 03-5, the hardware, hardware installation services and Hardware Maintenance are not subject to the guidance in SOP 97-2. On the other hand, the software, software training and Software Support are subject to SOP 97-2 because those elements are specifically addressed in paragraph 9 of SOP 97-2.
Accounting Guidance Applicable to Non-SOP 97-2 Elements
Hardware
The company concluded that the hardware element in its arrangements should be accounted for according to the guidance in SFAS 13 if the system is leased by the customer. Paragraph 12 of EITF 01-8 states:
An arrangement conveys the right to use property, plant or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any one of the following conditions is met (Emphasis added):
a.	The purchaser has the ability or right to operate the property, plant, or equipment in a manner it determines while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

b.	The purchaser has the ability or right to control physical access to the underlying property, plant, or equipment while obtaining or controlling more than a minor amount of the output or other utility of the property, plant, or equipment,

c.	Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.
All three conditions are met in the company’s leasing arrangements as its customers have the right to use the leased property, control the physical access to the leased property and obtain the majority of the output from the leased property. Therefore, the company’s hardware element should be accounted for under SFAS 13.
The hardware element would not be subject to SFAS 13 if the company does not enter into a lease agreement and since the hardware is not considered software-related as defined in EITF 03-5, the hardware is not subject to SOP 97-2. Therefore, if the system is not financed through a lease, but paid in cash, the hardware element of the arrangement is subject to the guidance in SAB Topic 13.
Hardware Installation Services
The hardware installation services are subject to the guidance in SAB Topic 13. Since the hardware installation services are not considered software-related as defined in EITF 03-5, such services are not subject to SOP 97-2. Therefore, the relevant guidance to apply to the sale of the hardware is SAB Topic 13.
Hardware Maintenance Services
The company believes that Hardware Maintenance should be accounted for under FTB 90-1. Paragraph 16 of FTB 90-1 states, in part, “ This technical bulletin concludes that separately priced extended warranty and product maintenance contracts are not incidental to the sale of the product but rather are independent transactions under which the buyer agrees to purchase and the seller agrees to perform certain services.” Paragraph 2 of FTB 90-1 states, in part, “a contract is separately priced if the customer has the option to purchase the services provided under the contract for an expressly stated amount separate from the price of the product.” The company offers its customers the option to purchase separately priced hardware maintenance contracts. In these contracts the company agrees to provide maintenance services for hardware equipment, when and if needed, through both telephone support and on-site services. No portion of the maintenance fee is included in the hardware price. The Hardware Maintenance fees are not part of the lease arrangement and monthly fees are not included in the monthly lease payment. Therefore, Hardware Maintenance services represent separate transactions from the hardware lease arrangement and should not be accounted for as a lease element under SFAS 13.

The following table summarizes the accounting guidance applicable to each element in the company’s arrangements:

Element/Deliverable	Accounting Guidance
Hardware	SFAS 13/SAB Topic 13
Software	SOP 97-2
Hardware Installation Services	SAB Topic 13
Software Training Services	SOP 97-2
Hardware Maintenance	FTB 90-1
Software Support	SOP 97-2
6. DETERMINING SEPARATE UNITS OF ACCOUNTING FOR TRANSACTIONS THAT INCLUDE A LEASE ELEMENT
Separation of SFAS 13 Elements from Non-SFAS 13 Elements
The company considered the guidance in paragraph 4 of SOP 97-2, which states in part:
If a lease of software includes property, plant, or equipment, the revenue attributable to the property, plant, or equipment should be accounted for in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 13, Accounting for Leases, and any revenue attributable to the software, including postcontract customer support (PCS), should be accounted for separately in conformity with the guidance set forth in this SOP.
Based on this guidance the company concluded that SOP 97-2 requires bifurcation of the hardware lease element similar to the guidance in EITF 00-21 discussed below. Furthermore, the company believes that since SOP 97-2 does not provide guidance regarding how arrangement consideration should be allocated between the hardware lease element and software elements, it would be appropriate to follow the guidance in EITF 00-21.
In a transaction that includes a lease, according to paragraph 4(a)(ii) and footnote 3 of EITF 00-21 and paragraph 15 of EITF 01-8, the company must first allocate arrangement consideration to the SFAS 13 elements and the non-SFAS 13 elements of its arrangements on a relative fair value basis using the company’s best estimate of the fair value of the elements.
SFAS 13 represents higher-level authoritative literature that requires separation of deliverables within the scope of the SFAS 13 from those not within the scope of SFAS 13. Therefore, according to paragraph 4(a)(ii) of EITF 00-21 the company is required to separate the hardware element from the other elements in the arrangement based on its best estimate of the fair value of the various elements, irrespective of whether the criteria of paragraph 9 of EITF 00-21 have been met. Accordingly, the company is required to allocate the total arrangement consideration based on the relative fair value of the SFAS 13 and non-SFAS 13 elements in the arrangement, as required by paragraph 15 of EITF 01-8.

In conclusion, the hardware lease element of our multiple element revenue arrangements should be accounted for as a separate unit of accounting.
Separation of Financing Income from Hardware Revenue
After allocation of the total arrangement consideration to the hardware element of the arrangement, the company separates the financing income from the hardware revenue under paragraph 17(b) of SFAS 13 which requires a lessor to record the difference between the gross investment in the lease and the present value of the future minimum lease payments as unearned financing income. The company uses an interest rate considering current market conditions, customer creditworthiness and the company’s borrowing costs to discount the payments allocated to the hardware lease element to determine the present value of the future minimum lease payments allocated to the hardware lease element. The company records financing income from its leases using the effective interest method so as to provide a constant yield over the term of the lease agreement.
Separation of SOP 97-2 Deliverables from Non-SOP 97-2 Deliverables
After separation of the SFAS 13 element (i.e. hardware) the company evaluated the other elements of the arrangement to determine whether deliverables subject to the scope of higher-level literature may be separated from deliverables not subject to that higher-level literature as required by paragraph 4(a)(iii) of EITF 00-21, which states in part:
If higher-level literature provides no guidance regarding the separation of the deliverables within the scope of higher-level literature from those deliverables that are not or the allocation of arrangement consideration to deliverables within the scope of the higher-level literature and to those that are not, then the guidance in this Issue should be followed for purposes of such separation and allocation. In such circumstances, it is possible that a deliverable subject to the guidance of higher-level literature does not meet the criteria in paragraph 9 of this Issue to be considered a separate unit of accounting. In that event, the arrangement consideration allocable to such deliverable should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverables as a combined unit of accounting. [Footnote omitted]
As described previously, the company concluded that the software, software training services and software support are subject to SOP 97-2. The hardware installation services are subject to SAB Topic 13 and the Hardware Maintenance Services are subject to FTB 90-1. These elements are delivered in the following sequence:

•	Software — delivered upfront with the hardware

•	Hardware installation — delivered over a two week period starting approximately 30 days after delivery of hardware

•	Software training — delivered over a 60-90 day period starting approximately 30 days after delivery of hardware

•	Hardware Maintenance Services and Software Support — commences after performance of software training services.
Since these elements are subject to different accounting literature that does not specify how to separate elements not subject to that accounting literature from those that are, the separation into separate units of accounting should be performed in accordance with paragraph 9 of EITF 00-21. That is, the separation of the elements subject to SOP 97-2 (i.e. software, software training services and Software Support) from the elements subject to FTB 90-1 and SAB Topic 13. As required by paragraph 8 of EITF 00-21, that assessment should be performed at the inception of the multiple element arrangement and as each item in the arrangement is delivered. The separation of the elements subject to SOP 97-2 from each other should however be evaluated under the provisions of SOP 97-2 as required by paragraph 4(a)(i) of EITF 00-21.
Software
Upon delivery of the software, the company evaluated whether the software qualifies as a separate unit of accounting from the hardware installation services and Hardware Maintenance services under paragraph 9 of EITF 00-21, which states in part:
... the delivered items should be considered a separate unit of accounting if all of the following criteria are met.
a.	The delivered item has value to the customer on a standalone basis. The item has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item on a stand alone basis.

b.	There is objective and reliable evidence of the fair value of the undelivered items.

c.	If the arrangement includes a general right of return relative to the undelivered item, delivery or performance of the undelivered item is considered probable and substantially in control of the vendor.
The company concluded that the software element does not qualify as a separate unit of accounting because all the criteria in paragraph 9 of EITF 00-21 have not been met. Specifically, criterion (a) of paragraph 9 of EITF 00-21 is not met. That is, the software does not have stand-alone value because it is never sold separately by the company or any other vendor. Additionally, the software license agreements are not assignable (i.e., the customer cannot resell the software). Therefore, the software element does not qualify to be accounted for as a unit of accounting separate from the non-SOP 97-2 elements (i.e., hardware installation services and Hardware Maintenance services).

Furthermore, the company does not have VSOE of fair value of the software training services and therefore the software does not qualify for separate accounting from the software training services under paragraph 65 of SOP 97-2.
Hardware Installation Services
The next deliverable, after delivery of the software, is the hardware installation services. Therefore, the company evaluated whether the hardware installation services qualify as a separate unit of accounting under paragraph 9 of EITF 00-21. The company concluded that the hardware installation services qualify as a separate unit of accounting because all three criteria in paragraph 9 of EITF 00-21 have been met. Specifically, similar services are provided separately by other vendors. That is, the delivered item has stand-alone value as defined in paragraph 9(a) of EITF 00-21. This is evidenced by the fact that the company has in the past utilized other vendors to provide the hardware installation services to its customers and the company has been able to obtain price quotes from other vendors for similar services. Furthermore, the company has evidence of fair value of all the undelivered elements (i.e. software training services and the Recurring Maintenance Services). See the discussion under Allocation of Arrangement Consideration below for more detail regarding how the company was able to obtain evidence of fair value. Lastly, there are not any general rights of return.
Software Training Services
The next deliverable, after completion of the hardware installation services, is performance of the software training services. Therefore, the company evaluated whether the software training services qualify as a separate unit of accounting under paragraph 9 of EITF 00-21. The company concluded that the software training services qualify as a separate unit of accounting because all three criteria of paragraph 9 of EITF 00-21 have been met. Specifically, other vendors sell such services separately as evidenced by the price quote obtained from other vendors. Also, the company has been able to establish VSOE of fair value of the Recurring Maintenance Services as a combined element (see Allocation of Arrangement Consideration below). The company’s customers are also not granted any general return rights. Therefore, the software training services qualify as a separate unit of accounting under EITF 00-21.
The company also considered whether the software training services would qualify as a separate unit of accounting under the provisions of SOP 97-2 and concluded that it would because VSOE of fair value of the Recurring Maintenance Services has been established (see the discussion below under Recurring Maintenance Services).
Recurring Maintenance Services
Lastly, the company commences delivery of the Recurring Maintenance Services after completion of the software training services. The company considered whether the Software Support and Hardware Maintenance qualify individually as separate units of accounting under paragraph 9 of EITF 00-21. The company concluded that neither Software Support nor Hardware Maintenance have value on a stand-alone basis individually because even though customers may purchase these two elements separately, substantially all of the company’s customers always purchase both Hardware Maintenance and Software Support. That is, neither the company nor other vendors sell Software Support separately. Therefore, the criteria in paragraph 9(a) of EITF 00-21 are not met. Accordingly, the Software Support and Hardware Maintenance do not qualify individually as separate units of accounting under EITF 00-21. However, the company concluded that the Software Support and Hardware Maintenance qualify as a separate unit of accounting on a combined basis under both the provisions of EITF 00-21 and SOP 97-2 because on a combined basis, the Recurring Maintenance Services are sold separately and there are no future undelivered elements.
We further considered the guidance in paragraph 4(a)(i) of EITF 00-21, which states:
If higher-level literature provides guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting, the arrangement or the deliverable(s) in the arrangement that is within the scope of that higher-level literature should be accounted for in accordance with the relevant provisions of that literature rather than the guidance in this Issue.
Therefore, the company considered the guidance in paragraph 57 of SOP 97-2 to determine whether the Recurring Maintenance Services should be accounted for separately from the software element and software training services. Paragraph 57 of SOP 97-2 states in part:
If a multiple-element software arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on vendor-specific objective evidence of fair value, in conformity with paragraph .10.
The company has been able to establish VSOE of fair value of the Recurring Maintenance Services (see the discussion below) and therefore allocating arrangement consideration to the Recurring Maintenance Services and accounting for those services as a separate element is consistent with the provisions of SOP 97-2.
The company previously indicated to the Staff that its contracts include renewal rates. Pursuant to the Staff’s comment letter of September 16, 2005, the Company re-examined the terms of its contracts. While the company continues to believe that its pre-October 2004 arrangements contain renewal rates, it ascertained as a result of its contract re-examination that its post October 2004 contracts do not include renewal rates. Our post October 2004 contracts allow the company to increase the fees for Recurring Maintenance Services upon renewal to our then-current applicable rates. Therefore, even though it is not our practice to increase such fees upon renewal, our contracts allow us the flexibility to do so. Accordingly, we concluded that our post-October 2004 contracts do not contain renewal rates as described in paragraph 57 of SOP 97-2.
The initial term for the Recurring Maintenance Services in our pre-October 2004 arrangements has historically been sixty days because customers have the contractual right to cancel the Recurring Maintenance Services at any time with sixty days written notice. The company however, agreed to provide its customers with a fixed monthly fee for Recurring Maintenance Services for an initial period of 12 months. After the initial period of 12 months, customers may renew Recurring Maintenance Services at the then prevailing rates. Therefore, the company’s pre-October 2004 arrangements include a bundled Recurring Maintenance Services period of 60 days and provide fixed monthly renewal rates for a period of 10 months. The company’s renewal rates are considered substantive and the company concluded that the aggregate renewal period of 10 months is a substantive period. Therefore, the company used the renewal rates stated in its pre-October 2004 contracts as VSOE of fair value of its Recurring Maintenance Services. Furthermore, the company notes that analyses prepared in connection with responding to the SEC comments demonstrate that if one were to consider the renewal term of 10 months non-substantive the company has separate sales prices of Recurring Maintenance Services that could be used as VSOE of fair value as described further herein.
The lack of a renewal rate in our post October 2004 arrangements does not preclude the establishment of VSOE of fair value for Recurring Maintenance Services. Paragraph 10 of SOP 97-2 allows the use of separate sales prices to establish VSOE of fair value. The company sells Recurring Maintenance Services separately because its customers continue to purchase Recurring Maintenance Services after the initial term without purchasing any other elements. Each month invoices for customers that are purchasing Recurring Maintenance Services separately (i.e., renewals) include detail amounts for each Hardware Maintenance item or Software Support item. After the initial Recurring Maintenance Services period, customers may renew Recurring Maintenance Services at the then prevailing rates.
The company sells its Recurring Maintenance Services at varying prices therefore there is no specific amount that represents VSOE of fair value of such services. The company believes that it is acceptable to determine a reasonable range of prices that would represent VSOE of fair value of the Recurring Maintenance Services. The company concluded that a range of prices that encompasses a significant portion of the separate sales of its Recurring Maintenance Services that fall within a reasonable range from the median price, would be a reasonable range of prices that represents VSOE of fair vale of the Recurring Maintenance Services. The company believes that if 75% of its separate sales of Recurring Maintenance Services fall within a range for which the lowest and highest price (as a percentage of list price) in the range do not vary by more than 20% from the median price (as a percentage of list price) in the range, then VSOE of fair value has been established. The company believes that this is appropriate because there is a significant concentration of its prices around the median sales price, as a percentage of list price, consistent with its pricing practices, which enables the company to determine the fair value of its Recurring Maintenance Services.

The following table presents the results of the company’s analysis4

	Net Sales Price						Percentage of Recurring
	as a Percent of List Price						Maintenance Services Revenues
	-20%		Median		+20%		Sold Separately Within Range

2001	*	%	*	%	*	%	*	%
2002	*	%	*	%	*	%	*	%
2003	*	%	*	%	*	%	*	%
2004	*	%	*	%	*	%	*	%
2005	*	%	*	%	*	%	*	%

*	Supplementally submitted under separate cover to the Staff of the Commission.
Management analyzed North American sales for all Recurring Maintenance Services invoices for the month of March for fiscal years 2001 through 2005. March was selected because the company’s annual price increase becomes effective each March. After accumulating the data, the median sales price was calculated, as a percentage of list price. Next the company multiplied the median net sales price, as a percentage of list price, by a factor of 0.8 and 1.2 to determine the lower and upper bounds of the range, respectively. The company accumulated the number of transactions that fell within the range for the 2001 through 2005 fiscal years. The percentage of net sales dollars for transactions that fell within the identified range to total net sales dollars was between *% and *% each year. Based on this information, the company preliminarily concluded that VSOE of fair value exists for Recurring Maintenance Services because more than 75% of the separate sales of Recurring Maintenance Services fell within a reasonable range of the median price, as a percentage of list price.
Before reaching a final conclusion, the company considered if further analysis and stratification of the data would be appropriate. The company’s customers represent a homogeneous group, that is automobile dealerships, and the company applies the same pricing policies to all of its customers. Therefore stratification by customer type is not considered appropriate. The company considered whether stratification by customer size might provide meaningful information to determine the existence of VSOE of fair value, but ultimately discarded this approach because pricing is consistent for all customers irrespective of customer size.
The company also considered whether stratification of the population by product type might provide meaningful information to aid in the determination of whether VSOE of fair value exists for Recurring Maintenance Services. The company concluded that stratification of the population by product type would not be meaningful because the company essentially sells one

4 While the company believes it has VSOE of fair value for Recurring Maintenance Services, the population of transactions used to calculate the percentages includes a minor number of sales transactions in which Recurring Maintenance Services were sold as part of a multiple element arrangement. The company is in the process of excluding these sales transactions from the population and verifying that inclusion of any such transactions does not impact the company’s position regarding VSOE. The company will promptly inform the Staff of the results of this process.

product, the ERA dealer management system, which includes a variety of integrated software applications. These integrated software applications may be purchased in different combinations by customers, but they are always purchased to run in combination with the ERA dealer management system. As previously discussed, even though customers may purchase Hardware Maintenance and Software Support separately, substantially all of the company’s customers always purchase both Hardware Maintenance and Software Support. Therefore, to establish VSOE of fair value for Recurring Maintenance Services, management would need to demonstrate consistency in pricing of Hardware Maintenance and Software Support on a combined basis. The pricing of Recurring Maintenance Services (i.e. Hardware Maintenance and Software Support) depends on the various hardware and software operated by the customer. Customers rarely order the identical combination of hardware and software. Therefore, the company believes that the most meaningful way to examine its separate prices of Recurring Maintenance Services is to treat the overall ERA dealer management system, including all integrated components, as a single solution. After consideration of the factors discussed above, the company confirmed its preliminary conclusion that VSOE of fair value does exist for Recurring Maintenance Services. Therefore, the company will allocate arrangement consideration to the Recurring Maintenance Services based on VSOE.
If prices stated separately in our post-October 2004 contracts (i.e., contracts without renewal rates) for Recurring Maintenance Services fall below the range that is considered to be VSOE of fair value of Recurring Maintenance Services, the company will allocate revenue based on VSOE of fair value to the Recurring Maintenance Services. In these circumstances, a part of the fee described in the contract as part of the one-time sales elements may be allocated to the Recurring Maintenance Services.
The company also considered the allocation guidance in FTB 90-1 which would require separate accounting of the hardware maintenance services. The company concluded that application of the provisions of SOP 97-2 to the Recurring Maintenance Services would be consistent with application of the provisions of FTB 90-1 to such services.
In summary, the company’s multiple element arrangements consist of the following four units of accounting:
•	Hardware lease element

•	Hardware installation services

•	Software training services[5]

•	Recurring Maintenance services
7. ALLOCATION OF ARRANGEMENT CONSIDERATION TO SEPARATE UNITS OF ACCOUNTING FOR ARRANGEMENTS SUBJECT TO LEASES
Allocation between SFAS 13 and Non-SFAS 13 Elements

5 Note that software will be combined with software training services as required by paragraph 10 of EITF 00-21.

Paragraph 4(a)(ii) of EITF 00-21 states, “If higher-level literature provided guidance requiring separation of deliverable(s) within the scope of higher-level literature from deliverable(s) not within the scope of higher-level literature, but does not specify how to allocate arrangement consideration to each separate unit of accounting, such allocation should be performed on a relative fair value basis using the entity’s best estimate of the fair value of the deliverable(s) not within the scope of higher-level literature.” [Emphasis added] Footnote 3 to paragraph 4(a)(ii) of EITF 00-21 specifically mentions that the relative fair value basis allocation should be used to allocate fair value among lease elements and non-lease elements. Additionally, footnote 2 clarifies that the allocation of arrangement consideration between leasing and non-leasing elements does not require VSOE or third party evidence of fair value. Rather an entity should make such an allocation based on its best estimate of fair value if VSOE or third party evidence is not available. Accordingly, the company allocated the arrangement consideration between the SFAS 13 and non-SFAS 13 elements based on its best estimate of the fair value of each element. The company’s allocation of the arrangement consideration as it applies to the sample transaction described previously is summarized in the following table.

	Estimated	Relative	Allocated	PV of
	Fair	Fair	Arrangement	Allocated
	Value	Value	Consideration	Consideration

Hardware	$42,291	27.21%	$40,867	$33,913

Software	18,936	12.18%	18,298
Hardware Installation Services	9,970	6.42%	9,634
Software Training Services	12,516	8.05%	12,095
Recurring Maintenance Services	71,700	46.14%	69,286

Total Non-SFAS 13 Elements	113,122	72.79%	109,313

Total	$155,413	100.00%	$150,180

The company estimated fair values for each element of its multiple element arrangements as follows:
•	Hardware — estimated fair value equals the price at which a customer could purchase the hardware item from other vendors. The company surveyed published prices from distributors of the same hardware equipment.

•	Software — estimated value based on a valuation of the company’s software applications by FTI Consulting. The company engaged FTI Consulting to help determine fair value because the company’s software is not sold separately and therefore, the company cannot establish VSOE of fair value for its software. The company also could not identify separate sales of comparable software in the marketplace. FTI Consulting valued the company’s software by determining the cost to recreate the software and then preparing a discounted cash flow analysis that recovered: the cost to recreate the software; distribution costs; and provide a return on the investment. The sales price necessary to achieve this return equals an estimate of fair value.

•	Hardware Installation Services — estimated fair value equals quoted prices obtained from third party vendors to perform the required hardware installation services.

•	Software Training Services — estimated fair value equals quoted prices obtained from third party vendors to perform the required software training services.

•	Recurring Maintenance Services — The company has been able to establish VSOE of fair value of its Recurring Maintenance services through renewal rates prior to October 2004 and through separate sales of such services after October 2004. See the discussion under Recurring Maintenance Services on page 14 above.
In a pre-October 2004 arrangement the fair value of the Recurring Maintenance services will be $2,390 ($1,195 per month × 2 months) because the arrangement is cancelable at any time with 60 days written notice. Changing the fair value of the Recurring Maintenance Services in the table above to $2,390 would result in an allocation of 49.12% of the total arrangement consideration or $39,721, with a present value of $33,012, to the hardware lease element.
Allocation of Arrangement Consideration to Non-SFAS 13 Units of Accounting
Software
As described above, the software element does not qualify as a separate unit of accounting under EITF 00-21. Accordingly, the revenue related to the software element should be combined with the other deliverables in the arrangement as required by paragraph 10 of EITF 00-21, which states in part:
The arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement.
Based on this guidance the company concluded that the arrangement consideration allocable to the software element should be combined with the other undelivered elements in the arrangement (i.e., hardware installation services, software training services and Recurring Maintenance Services). However, as discussed in further detail below, the arrangement consideration allocable to the software element ultimately is combined with the software training services because allocation of revenue to the hardware installation services is limited to zero by paragraph 14 of EITF 00-21. As discussed below arrangement consideration will be allocated to Recurring Maintenance Services using the residual method because the company has established VSOE of fair value for such services.
This approach is also consistent with paragraph 67 of SOP 97-2 which states that if “vendor-specific objective evidence of the fair value does not exist to allocate a portion of the fee to the service element, and the only undelivered element is services that do not involve significant production, modification, or customization of the software (for example, training or installation), the entire arrangement fee should be recognized as the services are performed. Therefore, under the provisions of SOP 97-2 the arrangement consideration allocable to the software element should be accounted as part of the software training services.
Hardware Installation Services

Paragraph 14 of EITF 00-21 limits the amount of arrangement consideration allocable to a delivered item to the amount that is not contingent upon delivery of any undelivered element, and states, in part:
The amount allocable to a delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount). That is, the amount allocable to the delivered item(s) is the lesser of the amount otherwise allocable in accordance with paragraphs 12 and 13, above, or the noncontingent amount.
Since the entire fee in the company’s arrangements is subject to performance of the software training services the company is prohibited from allocating any revenue to the hardware installation services even though it qualifies as a separate unit of accounting under paragraph 9 of EITF 00-21.
Software Training Services
As discussed above, all the arrangement consideration (except the consideration allocated to the SFAS 13 hardware lease element and Recurring Maintenance Services) is allocated to the software training services because the software element does not qualify as a separate unit of accounting and the allocation of arrangement consideration to hardware installation services is limited to zero by paragraph 14 of EITF 00-21. The company concluded that the provisions of SOP 97-2 should be applied to determine how to allocate revenue between the software training services and Recurring Maintenance Services. The company concluded that revenue may be allocated to the software training services utilizing the residual method (per paragraph 12 of SOP 97-2) if VSOE of fair value of Recurring Maintenance Services exists because after the software training services are delivered Recurring Maintenance Services are the only undelivered element. Further, paragraph 67 of SOP 97-2 requires that revenue for a services element be recognized as the services are performed, thus recognition of the software training services element as performed is appropriate.
In our arrangements there are two distinguishable types of services being delivered – software training services and Recurring Maintenance Services. Recurring Maintenance Services are delivered separately from the software training services and are delivered after the software training services are complete. Because of the inability to separate the software training services from the software and the hardware installation services, the delivery of the software training services determines the timing of revenue recognition for that combined unit of accounting.
The company has determined that it has VSOE of fair value for the Recurring Maintenance Services because it sells those services separately from any of the other elements included in its multiple element arrangements (see the discussion under Recurring Maintenance Services below). Paragraph 10 of SOP 97-2 defines VSOE of fair value as the price charged when the same element is sold separately.
The company has however not been able to establish VSOE of fair value for the software training services because hardware, software, hardware installation and software training are always sold in some combination. That is, the company never sells software training services separately and therefore cannot establish VSOE of fair value of such services.
Therefore, the company followed the guidance in paragraph 12 of SOP 97-2 to allocate the arrangement consideration between the software training services and Recurring Maintenance Services using the residual method. Paragraph 12 of SOP 97-2 (as amended) states, in part:
There may be instances in which there is vendor-specific objective evidence of the fair values of all undelivered elements in an arrangement but vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements in the arrangement. In such instances, the fee should be recognized using the residual method, provided that (a) all other applicable revenue recognition criteria in this SOP are met and (b) the fair value of all of the undelivered elements is less than the arrangement fee. Under the residual method, the arrangement fee is recognized as follows: (a) the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and (b) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.
Although a literal reading of paragraph 12 may imply it is not appropriate to use the residual method because more than one undelivered element is present (i.e., software training services and the Recurring Maintenance Services), the company believes the software training services should be viewed as a separable element or deliverable that should be combined with the other delivered elements of the arrangement that do not qualify for separate accounting. The Recurring Maintenance Services do not commence until after completion of the software training services. Therefore, while the software training services are being delivered only one undelivered element remains (i.e., the Recurring Maintenance Services). The company believes this conclusion is consistent with the guidance in TPA 5100.49 Application of Contract Accounting in Software Arrangements (Part II), which allows for the separation of postcontract customer support services from a software arrangement accounted for under SOP 81-1 using the residual method.
Recurring Maintenance Services
Prior to October 2004 the company’s contracts included renewal rates, which is used to establish VSOE of fair value. Therefore, prior to October 2004 the company allocated arrangement consideration to the Recurring Maintenance Services based on the stated renewal rate.
The company sells Recurring Maintenance Services separately from other transaction elements and the vast majority of prices charged for Recurring Maintenance Services fall within a reasonable range of the median price, as a percentage of list price. Accordingly, for arrangements entered into after October 2004 the company concluded that its separate sales prices, as a percentage of list price, are sufficiently concentrated to enable the establishment of VSOE of fair value for the Recurring Maintenance Services. The company has concluded that VSOE of fair value for Recurring Maintenance Services is a range of prices within 20 percent of the median price, as a percentage of list price, of all transactions during such period. Therefore, the company will allocate arrangement consideration to the Recurring Maintenance Services based on VSOE of fair value of such services.
If prices stated separately in our post October 2004 contracts for Recurring Maintenance Services fall below the range that is considered to be VSOE of fair value of Recurring Maintenance Services, the company will allocate VSOE of fair value to the Recurring Maintenance Services. In these circumstances, a part of the fee described in the contract as part of the one-time sales elements may be allocated to the Recurring Maintenance Services.
In the sample transaction described above the stated price for Recurring Maintenance Services of $1,195 per month falls within the reasonable range of prices that the company concluded represents VSOE of fair value of Recurring Maintenance Services. Therefore, the stated price of $1,195 per month will be allocated to the Recurring Maintenance Services.
However, if this price fell below the range of prices that is considered VSOE of fair value the company would allocate an additional amount of revenue to the Recurring Maintenance Services. For example, if we assume the range of prices that represents VSOE of fair value of Recurring Maintenance Services is $1,300 to $1,950 per month (with a median price of $1,625 per month); in this situation the company will allocate an additional amount of $105 per month to the recurring maintenance services. Therefore, an aggregate amount of $6,300 ($105 per month × 60 months) would be deferred from the one-time sales elements (excluding the hardware lease element) and allocated to the Recurring Maintenance Services.
Summary
In summary, the application of the above described allocation procedures would result in the following allocation of arrangement consideration when applied to the sample transaction, which was a post-October 2004 arrangement that had a 60-month non-cancelable term:

		Allocated
	Basis for Allocation	Consideration
SFAS 13 Elements:
Hardware sales revenue	PV of payments allocated	$33,913
Financing income	Difference between gross payments allocated and PV of such payments	6,954

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$40,867

Non-SFAS 13 Elements:
Software	Not a separate unit of accounting per par. 9 of EITF 00-21	—
Hardware installation services	Prohibited by par. 14 of EITF 00-21	—
Software training services[6]	PV of allocated payments less VSOE of Recurring Maintenance service	$31,319
Financing income	Difference between gross payments allocated and PV of such payments	6,294

[6]	Includes revenue otherwise allocable to software and hardware installation

Subtotal		37,613
Recurring maintenance services	VSOE of fair value exists	71,700

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$109,313

In our pre-October 2004 arrangements, which are cancelable at any time with 60-days written notice the allocation to all elements in the arrangement would be as follows:

		Allocated
	Basis for Allocation	Consideration
SFAS 13 Elements:
Hardware sales revenue	PV of payments allocated	$33,012
Financing income	Difference between gross payments allocated and PV of such payments	6,709

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$39,721

Non-SFAS 13 Elements:
Software	Not a separate unit of accounting per par. 9 of EITF 00-21	—
Hardware installation services	Prohibited by par. 14 of EITF 00-21	—
Software training services[7]	PV of allocated payments less VSOE of Recurring Maintenance service	$32,220
Financing income	Difference between gross payments allocated and PV of such payments	6,539

Subtotal		38,759
Recurring maintenance services	VSOE of fair value exists	2,390

Total	Based on relative FV of SFAS 13 and Non-SFAS 13 Elements	$41,149

8. REVENUE RECOGNITION FOR MULTIPLE ELEMENT ARRANGEMENTS SUBJECT TO LEASES
Hardware revenue recognition
Arrangement consideration allocated to the hardware element of arrangements that are financed by Reyna Capital Corporation are accounted for as sales-type leases in accordance with SFAS 13.
The following guidance from SFAS 13 is pertinent to understanding the classification of the company’s leases as sales-type leases.

[7]	Includes revenue otherwise allocable to software and hardware installation services.

•	Paragraph 6.b.i. defines sales-type leases as leases that give rise to manufacturer’s or dealer’s profit (or loss) to the lessor (i.e. the fair value of the leased property at the inception of the lease is greater or less than its cost or carrying amount, if different).

The fair value allocated to the company’s hardware exceeds the company’s cost or carrying amount of the hardware.

•	Paragraph 6.b.i. also states, “Normally sales-type leases will arise when manufacturers or dealers use leasing as a means of marketing their products. However, a lessor need not be a dealer to realize a dealer’s profit (or loss) on a transaction, e.g., if a lessor, not a dealer, leases an asset that at inception of the lease has a fair value that is greater or less than its cost or carrying amount, if different, such a transaction is a sales-type lease.”

The company does offer the leasing option to its customers as a means to market its software solutions.

•	Paragraph 5.c.i. states, “When the lessor is a manufacturer or dealer, the fair value of the property at the inception of the lease will ordinarily be its normal selling price, reflecting any volume or trade discounts that may be applicable. However, the determination of fair value shall be made in light of market conditions prevailing at the time, which may indicate that the fair value of the property is less than the normal selling price and, in some instances, less than the cost of the property.”

The company’s fair value is determined on a relative fair value basis as described in paragraph 4(a)(ii) of EITF 00-21 and paragraph 15 of EITF 01-8.
SFAS 13 does not clearly define the term “dealer.” The company distributes computer hardware manufactured by third party vendors in connection with sales of its software solutions. The company deals with several vendors for the various hardware components (i.e. servers, monitors, printers, PCs, etc.). The company uses leasing as a means to market their solutions. The company’s finance subsidiary was created for the primary purpose of facilitating sales of the company’s solutions by offering financing to customers. This eliminated the need for customers to either pay cash for hardware, software, hardware installation and software training or obtain their own financing for these elements. For the year ended September 30, 2004, approximately 92% of financial services revenues related to financing the company’s software solutions sold to automotive dealerships.
As stated in SFAS 13, paragraph 6.b.i., a lessor need not be a dealer to realize dealer’s profit or loss on a transaction. If a lessor, not a dealer, leases an asset that at the inception of the lease has fair value that is greater or less than its cost or carrying amount, if different, such a transaction is a sales-type lease. As stated in paragraph 5.c.i., the fair value of the property at the inception of the lease will ordinarily be its normal selling price. However, in the case of the company, the fair value is determined by the relative fair value allocation described in EITF 00-21, paragraph 4(a)(ii) and paragraph 15 of EITF 01-8. The company believes that its lease transactions should be accounted for as a sales-type lease.

The company’s leases meet the criteria in SFAS 13, paragraph 7.b. in this sample transaction because the lease agreement contains a bargain purchase option to purchase the equipment at the end of the lease term for $1.00. Typically the company’s lease transactions will meet either paragraph 7.b., 7.c. or paragraph 7.d. of SFAS 13. The company’s lease terms are typically five years which typically exceeds 75% of the estimated economic life of computer hardware as required by paragraph 7.c. Generally the company will also meet the criterion of paragraph 7.d. of SFAS 13 which requires that the present value, at the beginning of the lease term, of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease. The company’s leases also meet the criteria in SFAS 13, paragraph 8.a and 8.b. in that collectibility of the minimum lease payments is reasonably predictable and no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.
Under a sales-type lease the company is required to recognize future minimum lease payments allocated to the hardware element as the gross investment in the lease. The difference between the gross investment in the lease and the present value of the future minimum lease payments allocated to the hardware lease element is recognized as unearned financing income. The company uses an interest rate, which reflects current market conditions, the customer’s creditworthiness and the company’s cost of borrowing, to determine the present value of the future minimum lease payments allocated to the hardware element. The present value of the future minimum lease payments allocated to the hardware is recognized as hardware sales revenue at the commencement of the lease term.
The commencement of the lease could be determined based on delivery of the hardware, completion of hardware installation services or upon completion of software training services. The company believes that the lease commences upon completion of the software training services. While the hardware element is separately accounted for as a lease under SFAS 13, customers are not just purchasing hardware, but a complete computer system including software. Until the company has performed the software training services, customers do not have access to a complete system that they know how to use to run their business. Additionally, lease payments do not commence until after completion of the software training services. The company believes this conclusion is consistent with the guidance in paragraph 8(b) of SFAS 13 which states:
If the property covered by the lease is yet to be constructed or has not been acquired by the lessor at the inception of the lease, the classification criterion of paragraph 8(b) shall be applied at the date that construction of the property is completed or the property is acquired by the lessor. [Emphasis added]
In the sample transaction the company has allocated $40,867 of the arrangement consideration to the hardware lease element. The company will recognize this amount as the gross investment in the lease. The difference between the payments allocated to the hardware lease and the present value of these payments using a discount rate of 8.1 percent was $6,954 and is recognized as unearned financing income and will be recognized over the lease term using the effective interest method. Also, the present value of the future minimum lease payments allocated to the hardware element of $33,913 should be recognized as hardware sales revenue upon completion of the software training services, which occurs approximately 90-120 days after shipment of the hardware. The company should charge its cost of the hardware against income in the same period as the revenue is recorded according to paragraph 17.c. of SFAS 13.
Hardware Installation Services
As discussed above, no arrangement consideration is allocated to the hardware installation services element because the fee related to such services is contingent on performance of the software training services. Therefore, the company will not recognize any revenue upon performance of the hardware installation services.
Revenue Recognition for Software Training Services (including the arrangement consideration related to the software element and hardware installation services)
As explained above, the software element of our multiple element arrangements does not qualify as a separate unit of accounting and even though the hardware installation services qualify to be accounted for as a separate unit of accounting, the allocation of any arrangement consideration to the hardware installation services is prohibited by paragraph 14 of EITF 00-21. Accordingly, all arrangement consideration allocated to the non-SFAS 13 elements should be allocated between the software training services and Recurring Maintenance Services. Such allocation is done using the residual method. Therefore, as discussed previously, revenue related to the software element and the hardware installation services are combined with the software training services. The company concluded that this combined unit of accounting should be accounted for under the guidance in SOP 97-2 because it includes the revenue related to the software element.
SOP 97-2, paragraph 63 through 65 and 67 provides relevant guidance regarding the appropriate accounting for software-related services:
•	Paragraph 63 states, in part, “Certain arrangements include both software and service elements (other than PCS-related services). These services may include training, installation or consulting.”

•	Paragraph 64 states, in part, “If an arrangement includes such services, a determination must be made as to whether the service element can be accounted for separately as the services are performed.”

•	Paragraph 65 states, in part, “In order to account separately for the service element of an arrangement that includes both software and services, sufficient VSOE of fair value must exist to permit allocation of the revenue to the various elements of the arrangement.”

•	Paragraph 67 states, in part, “if VSOE of the fair value does not exist to allocate a portion of the fee to the service element, and the only undelivered element is services that do not involve significant production, modification, or customization of the software (for example, training or installation), the entire arrangement fee should be recognized as the services are performed.
Since the company was unable to separate the software element and hardware installation services as separate units of accounting, the company is required to combine the arrangement consideration related to these elements with the software training services. Therefore, the company determined the guidance in paragraph 67 of SOP 97-2 is the appropriate guidance to use in determining the timing of revenue recognition for this combined unit of accounting. Accordingly, the company concluded that the arrangement consideration allocated to this unit of accounting should be recognized as the software training services are performed. The company concluded it would be appropriate to follow a proportionate performance method based on the actual hours incurred compared to the total estimated hours to provide the software training services.
SOP 97-2, paragraph 12 states, “if sufficient VSOE does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which such sufficient VSOE does exist or all elements of the arrangement have been delivered.” SOP 97-2, paragraph 12 also states, “If the only undelivered element is services that do not involve significant production, modification or customization of software (for example training or installation), the entire fee should be recognized over the period during which the services are expected to be performed.” Since the Recurring Maintenance Services have already been bifurcated and are accounted for as a separate unit of accounting, for this combined unit of accounting (i.e., software, hardware installation and software training), the only undelivered element is the software training services, which do not involve significant production, modification or customization of the software,
Recognition of Financing Income related to Software Training Services (including the arrangement consideration related to the software element and hardware installation services)
The company further concluded it is appropriate to apply the principles in APB Opinion No. 21, Interest on Receivables and Payables (APB 21) to the receivable related to this combined unit of accounting. Paragraph 12 of APB 21 states:
When a note is exchanged for property, goods, or service in a bargained transaction entered into at arm’s length, there should be a general presumption that the rate of interest stipulated by the parties to the transaction represents fair and adequate compensation to the supplier for the use of the related funds. That presumption, however, must not permit the form of the transaction to prevail over its economic substance and thus would not apply if (1) interest is not stated, or (2) the stated interest rate is unreasonable (paragraphs 13 and 14) or (3) the stated face amount of the note is materially different from the current cash sales price for the same or similar items or from the market value of the note at the date of the transaction. In these circumstances, the note, the sales price, and the cost of the property, goods, or service exchanged for the note should be recorded at the fair value of the property, goods, or services or at an amount that reasonably approximates the market value of the note, whichever is the more clearly determinable. That amount may or may not be the same as its face amount, and any resulting discount or premium should be accounted for as an element of interest over the life of the note (paragraph 15). In the absence of established exchange prices for the related property, goods, or service or evidence of the market value of the note (paragraph 9), the present value of a note that stipulates either no interest or a rate of interest that is clearly unreasonable should be determined by discounting all future payments on the notes using an imputed rate of interest as described in paragraphs 13 and 14. This determination should be made at the time the note is issued, assumed, or acquired; any subsequent changes in prevailing interest rates should be ignored.
The company compares the interest rate implicit in the agreement to an estimated market interest rate considering current market conditions, customer creditworthiness and the company’s borrowing costs to determine whether the interest rate is unreasonable. If the interest rate appears reasonable the company determines the amount of revenue to be recognized for the combined unit of accounting based on the present value of the future payments allocated to this unit of accounting. This interest rate is used to determine the present value of the future payments allocated to this unit of accounting.
The difference between the payments allocated to this unit of accounting and the present value of those payments are recognized as interest income over the lease term in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period as required by paragraph 15 of APB 21.
Paragraphs 27 through 29 of SOP 97-2 states that a vendor may be required to recognize revenue related to software arrangements as payments become due (rather than upon delivery) if payment terms are considered extended. Furthermore, paragraph 28 states that there is a presumption that the fee in a software arrangement is not fixed and determinable if payment terms extend beyond one year. Since the company’s leasing arrangements provide customers with payment terms of more than one year, the company evaluated whether the presumption that the fee is not fixed or determinable could be overcome. SOP 97-2, paragraph 28 states that the presumption that a software license fee is not fixed and determinable (because a portion of the payment is not due until more than twelve months after delivery) may be overcome by evidence that the vendor has a standard business practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. In such a situation, a vendor should recognize revenue upon delivery of software, provided all other conditions for revenue recognition have been satisfied. TPA 5100.57 provides guidance regarding the development of a history to overcome the presumption that a fee is not fixed or determinable when extended payment terms are present. The company previously provided the following information to the Staff to support its conclusion that it has a history of successfully collecting under its extended payment term arrangements and therefore, the presumption that a fee is not fixed and determinable is overcome. Accordingly, it is appropriate to recognize revenue when all other revenue recognition criteria are met even though payments are not yet due.
The Company began financing software license fees in 1981 and has a long history of collecting these receivables without making concessions. The Company has considered the factors listed in TPA 5100.57 in determining that its software license fees are fixed and determinable.

•	Type or Class of Customer: The Company finances software licenses to automobile dealers and has done so since 1981. The consistency of the class of customer makes past collection history relevant.

•	Types of Products: The Company’s software solutions are used by its customers to process information necessary to operate an automobile dealership. The company has provided this type of software to automobile dealers since the 1960s. The consistency of the types of products makes past collection history relevant.

•	Stage of Product Life Cycle: The Company’s primary dealer management system is well established and used by about 10,000 automobile dealerships. The Company continually develops new applications that integrate with the core system. The relatively small number of new applications in relation to the established products does not change the overall risk of concession.

•	Elements Included in the Arrangement: There are no significant differences in the type and nature of elements included in the arrangement. There are no significant rights to services or discounts on future products included in the Company’s standard contracts. The Company typically uses standard contracts in conducting business with its customers.

•	Length of Payment Terms: The Company has for more than 20 years consistently offered financing contracts, generally with five year terms.

•	Economics of License Arrangements: The overall economics and term of the license arrangement have remained consistent. The Company’s business model has remained consistent for many years. The Company finances the sale of hardware, software licenses, hardware installation services and software training services. Terms of the financing arrangements are typically five years with market based interest rates. The Company has a strong history of collecting outstanding finance receivable balances without making concessions.
Applying this guidance to the sample transaction, the company would record revenues associated with this combined unit of accounting of $31,319. This amount represents the present value of the future payments allocated to this combined unit of accounting, determined using an 8.1 percent interest rate. This revenue would be recorded as the software training services are delivered. The difference between the gross payments allocated to this unit of accounting and the present value of such payments of $6,294 should be recognized over the lease term using the effective interest rate method.
Recurring Maintenance Services
This unit of accounting consists of Hardware Maintenance subject to FTB 90-1 and Software Support subject to SOP 97-2. The initial term for both these elements is the same and commences on the same date after completion of the software training services.
Paragraph 3 of FTB 90-1 addresses the accounting for hardware maintenance services and states:
Revenue from separately priced extended warranty and product maintenance contracts should be deferred and recognized in income on a straight-line basis over the contract period except in those circumstances in which sufficient historical evidence indicates that the costs of performing services under the contract are incurred on other than a straight-line basis. In those circumstances, revenue should be recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.
Paragraph 57 of SOP 97-2 addresses the accounting for software support services and states in part:
The portion of the fee allocated to PCS should be recognized as revenue ratably over the term of the PCS arrangement, because the PCS services are assumed to be provided ratably.
The company does not have evidence that would indicate the Recurring Maintenance Services are performed on a basis other than straight-line. Accordingly, the company concluded that the revenue related to the Recurring Maintenance Services should be recognized on a straight-line basis over the service period, which commences upon completion of the software training services.
In the sample transaction described above the total amount allocated to the Recurring Maintenance Services of $71,700 would be recognized on a straight-basis over the 60 month initial service period. That is, $1,195 per month.
Summary
In summary, application of the above described revenue recognition model would result in revenue allocated to each unit of accounting and recognized as follows:

	Amount
Unit of Accounting	Allocated	Period or Timing of Recognition
SFAS 13 Elements:
Hardware	$33,913	Upon commencement of lease term.
Financing income	$6,954	Effective interest rate method over lease term (60 months)
Non SFAS 13 Elements:
Software	—	N/A
Hardware installation services	—	N/A
Software training services[8]	$31,319	As the services are being performed
Financing income	$6,294	Effective interest rate method over lease term (60 months)
Recurring Maintenance Services	$71,700	Straight line over the maintenance period (60 months)

[8]	See footnote 2

In our pre-October 2004 arrangements, which are cancelable at any time with 60-days written notice, the application of the above described revenue recognition model would result in revenue allocated to each unit of accounting and recognized as follows:

	Amount
Unit of Accounting	Allocated	Period or Timing of Recognition
SFAS 13 Elements:
Hardware	$33,012	Upon commencement of lease term.
Financing income	$6,709	Effective interest rate method over lease term (60 months)
Non SFAS 13 Elements:
Software	—	N/A
Hardware installation services	—	N/A
Software training services[9]	$32,220	As the services are being performed
Financing income	$6,539	Effective interest rate method over lease term (60 months)
Recurring Maintenance Services	$2,390	Straight line over the maintenance period (2 months)
9. ANALYSIS OF CASH SALES TRANSACTIONS
The company may finance the sale of its products and services to customers using a lease transaction to finance a customer’s acquisition of hardware, software, hardware installation services and software training services. However, the financing arrangements are at the customer’s option and the company does not require customers to enter into a leasing arrangement. In transactions that do not include a lease, the company delivers the same solutions to the same types of customers, follows the same implementation schedule and follows the same pricing methodology as in the transactions previously discussed. There is no difference between cash and lease transactions, except that the company receives cash sooner than when financing is provided.
The company’s accounting and revenue recognition is affected by a customer’s decision to pay cash instead of financing the purchase with a lease. When a customer pays cash, there is no lease transaction that requires bifurcation under paragraph 4 of SOP 97-2 and 4(a)(ii) of EITF 00-21. That is, if the hardware element of our arrangements is not subject to a lease, the criteria of paragraph 9 of EITF 00-21 have to be met in order to account for the hardware element as a separate unit of accounting. Whereas under a transaction subject to a lease the hardware leasing element has to be accounted for separately irrespective of whether the criteria of paragraph 9 of EITF 00-21 has been met.
The company concluded that the hardware element in its cash transactions does not qualify as a separate unit of accounting because the criterion in paragraph 9(b) of EITF 00-21 is not met. That is the company does not have VSOE or third party evidence of fair value of all the undelivered items. Specifically, the company does not have evidence of the fair value of the software element of the arrangement. The company never sells its software separately. The

[9]	See footnote 2 of this white paper.

software is always sold in some combination with hardware, hardware installation services, software training services or Recurring Maintenance Services. Furthermore, there is not any other vendor that sells the company’s software solutions. Therefore, the arrangement consideration otherwise allocable to the hardware element should be combined with the other applicable undelivered elements.
The remainder of the EITF 00-21 analysis is consistent with the analysis described above for transactions which includes leases. The conclusions reached under the EITF 00-21 analysis include the following:
•	The software element does not qualify as a separate unit of accounting.

•	Allocation of arrangement consideration to the hardware installation services is prohibited by paragraph 14 of EITF 00-21.

•	All revenues are allocated to the software training services and Recurring Maintenance Services.

•	The fair value of the Recurring Maintenance Services is recognized separately from the software training services. Revenue is allocated to the Recurring Maintenance Services based on VSOE of fair value of such services and revenue is allocated to the software training services using the residual method.
The basis for these conclusions is similar to those discussed in the analysis of a transaction that includes a lease.
Effectively all revenues other than the fair value of Recurring Maintenance Services are allocated to software training services. Therefore, hardware, software, hardware installation services and software training services are considered a combined unit of accounting. The analysis of the facts and circumstances regarding this conclusion are the same as those previously discussed for the combined unit of accounting for software, hardware installation services and software training services described in a transaction involving a lease. The only difference is that hardware is now also a part of the combined unit of accounting.
Revenues for the combined unit of accounting (hardware, software, hardware installation services and software training services) are recognized over the period that software training services are performed according to paragraph 67 of SOP 97-2 (see the discussion of a transaction including a lease for additional support for this argument).
Applying this guidance to the sample transaction, the company would allocate the total arrangement consideration including the Recurring Maintenance Services between the Recurring Maintenance Services and the combined unit of accounting (consisting of hardware, software, hardware installation services and software training services) using the residual method. Therefore, $71,700 would be allocated to the Recurring Maintenance Services and the residual of $65,232 would be allocated to the combined unit of accounting. The revenue allocated to the combined unit of accounting would be recognized over the 60-90 day period as software training services are performed. The Recurring Maintenance Services Revenue will be recognized ratably over the initial maintenance term of 60 months. That is, $1,195 per month.

10. COMPARISON TO EXISTING REVENUE RECOGNITION POLICY
After completing the above analysis of SOP 97-2, SFAS 13, EITF 00-21, EITF 01-8 and EITF 03-5, the company identified the following differences from its existing revenue recognition policy.
1.	In a transaction containing a lease arrangement:
a.	the company should allocate arrangement consideration on a relative fair value basis to determine the allocation of revenue between leasing and non-leasing elements. Under the company’s existing revenue recognition policy it allocated revenue to the leased hardware in an amount equal to the cost of the related equipment.

b.	the company should record hardware revenue upon commencement of the lease. (which is after completion of hardware installation and software training services). Under the company’s existing revenue recognition policy the company recorded its hardware revenue upon shipment of the hardware.
2.	In a cash sale transaction, the company should combine the hardware element with the software, hardware installation services and software training services and recognize the combined revenue over the period of the software training services. Under the company’s existing revenue recognition policy the company accounted for the hardware element as a separate unit of accounting, which was recognized upon shipment of the hardware.

3.	For periods subsequent to September 2004, the company should allocate revenue from one-time elements to Recurring Maintenance Services in instances when the Recurring Maintenance Services stated sales price did not fall within management’s pre-defined reasonable range of VSOE for Recurring maintenance Services. Under the company’s existing revenue recognition policy, the company recorded all one-time revenue separate from Recurring Maintenance Services revenues, and recorded all Recurring Maintenance Services revenues at an amount equal to the invoice price of Recurring Maintenance Services, even in situations where such price was below the range of VSOE prices.
11. NEXT STEPS
A preliminary estimated effect of the proposed change to the company’s revenue recognition policy on prior revenues, net income and key balance sheet accounts is included in Appendix F, G and H, respectively. The company does not currently believe that there will be any change to cash flows from operating activities, investing activities or financing activities as a result of the proposed changes to its revenue recognition policy. The preliminary estimated effect on our prior financial statements shown in these Appendices was estimated as described in the next paragraph. The actual effect of the change in our revenue recognition policy may be different from these preliminary estimates listed in Appendices F through H.
The company selected a sample of 80 transactions and determined the relative fair value for each element. The company then divided the entire population of one-time revenues between cash sales and lease transactions for each month since October 1998. For lease transactions, the company applied the relative fair value percentages from the sample to the total consideration from all lease transactions to determine, the fair value by element. The company then followed the revenue recognition policy for the cumulative cash deals and the cumulative lease transactions to obtain a preliminary estimate of revenues to be recorded under the new revenue recognition policy.
For 2005, the company estimated the deferral of one-time revenues to be recognized over the Recurring Maintenance Services contract term for deals in which the Recurring Maintenance Services invoice prices were below the range of reasonable prices (+/- the median price, as a percentage of list price). This estimate was calculated by comparing the percentage of list price of all Recurring Maintenance Services revenues that fell below the range of prices (as a percentage of list price) in March 2005, to the percentage of list price for the bottom of the range. The difference between these two percentages was multiplied by the total list price for the month to calculate the amount of revenues to be deferred for a month. This amount was multiplied by 12 to estimate the annual amount for 2005 and converted to a percentage of one-time revenues. The company multiplied one-time revenues by this percentage each month to estimate the amount of revenue to defer over the Recurring Maintenance Services contract period. These deferred revenues were estimated to be amortized over a Recurring Maintenance Services contract period of 53 months, which represented the weighted average term. The company’s preliminary estimates included deferral of total hardware material costs. The revised revenues and costs were compared to previously reported results to obtain preliminary estimates of the effect of the change in revenue recognition policy.
The company has included a preliminary estimate of the effects of the proposed changes to its revenue recognition policy on the financial statements for prior periods. Because these estimates are still preliminary and subject to change, the company has not determined whether it will be required to restate the financial statements for any prior annual or quarterly period. The company will complete the calculations as soon as practicable10. If the audit committee of the company’s board of directors determines that a restatement of the financial statements for any prior period is required, the company will promptly issue a press release, file an Item 4.02(a) Form 8-K and inform the Staff.
The company has reviewed this white paper with its Audit Committee. The company has also reviewed this white paper with its independent registered public accounting firm, Deloitte & Touche LLP, which concurs with the company’s proposed revenue recognition policy.

10  In addition to completing the analysis described in footnote 4 of this white paper, the company has engaged a third party expert in statistics, Dr. Charles Wells, Ph.D., Professor and Chair of the Department of MIS, Operations Management and Decisions Sciences for the University of Dayton, to assist management in evaluating the method in which a statistical sample could be used to verify any necessary adjustments to the company’s consolidated financial statements as a result of the proposed revenue recognition policy.

Appendix B

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Appendix C

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Appendix D

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Appendix E
Revenue Recognition
Automotive Solutions
Revenues from software license fees are accounted for in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, “Software Revenue Recognition.” The company recognizes revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements (as defined in Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”), and if so, whether vendor-specific objective evidence of fair value exists for those elements. The company’s software arrangements include computer hardware, software licenses, hardware installation, software training, hardware maintenance and software support.
In a transaction containing a sales-type lease, hardware revenues are recognized at the present value of the payments allocated to the hardware lease element upon the completion of software training services. Revenues for software, software training services and hardware installation services are recognized as a combined unit of accounting ratably as software training services are delivered.
In a transaction that does not contain a lease, revenues for hardware, software, software training services and hardware installation services are recognized as a combined unit of accounting ratably as software training services are delivered.
Recurring maintenance services, consisting of hardware maintenance and software support revenues, are recognized ratably over the contract period as services are delivered.
Software revenues which do not meet the criteria set forth in EITF Issue No. 00-3, “Application of AICPA SOP 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” are considered service revenues and are recorded ratably over the contract period as services are provided.
Consulting revenues are recorded as services are performed. The company also provides certain transaction-based services for which it records revenues once services have been delivered. Sales of documents products are recorded when title passes upon delivery to customers.
Financial Services
Financial Services revenues consist primarily of interest earned on financing the company’s computer systems sales. Revenues are recognized over the lives of financing contracts, generally five years, using the effective interest method.

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Appendix F
Preliminary Estimate Revenue Effect
of Change in Revenue Recognition Policy
(Dollars in thousands)

		Preliminary	Preliminary
	As	Estimate of	Estimate of	%
	Originally	Increase	Proposed	Increase
Fiscal Period	Reported	(Decrease)	Model	(Decrease)

Fiscal Year Ended 9/30/00	$954,687	$474	$955,161	0.0%
Fiscal Year Ended 9/30/01	$1,004,012	($823)	$1,003,189	-0.1%
Fiscal Year Ended 9/30/02	$992,383	($64)	$992,319	0.0%
Quarter Ended 12/31/02	$246,648	$3,846	$250,494	1.6%
Quarter Ended 3/31/03	$255,099	($926)	$254,173	-0.4%
Quarter Ended 6/30/03	$250,405	$651	$251,056	0.3%
Quarter Ended 9/30/03	$256,093	$3	$256,096	0.0%
Fiscal Year Ended 9/30/03	$1,008,245	$3,574	$1,011,819	0.4%
Quarter Ended 12/31/03	$248,403	$4,742	$253,145	1.9%
Quarter Ended 3/31/04	$249,492	$1,640	$251,132	0.7%
Quarter Ended 6/30/04	$242,830	$92	$242,922	0.0%
Quarter Ended 9/30/04	$241,516	$852	$242,368	0.4%
Fiscal Year Ended 9/30/04	$982,241	$7,326	$989,567	0.7%
Quarter Ended 12/31/04	$239,322	($1,852)	$237,470	-0.8%
Quarter Ended 3/31/05	$250,615	($7,003)	$243,612	-2.8%
Quarter Ended 6/30/05	$246,525	($1,561)	$244,964	-0.6%
Quarter Ended 9/30/05	$245,592	($2,640)	$242,952	-1.1%
Fiscal Year Ended 9/30/05	$982,054	($13,056)	$968,998	-1.3%
The preliminary estimates presented above are not final and are subject to change.

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Appendix G
Preliminary Estimate of Net Income Effect
of Change to Revenue Recognition Policy
(Dollars in thousands)

		Preliminary	Preliminary
	As	Estimate of	Estimate of	%
	Originally	Increase	Proposed	Increase
Fiscal Period	Reported	(Decrease)	Model	(Decrease)

Fiscal Year Ended 9/30/00	$116,596	($3,069)	$113,527	-2.6%
Fiscal Year Ended 9/30/01	$99,557	($348)	$99,209	-0.3%
Fiscal Year Ended 9/30/02	$67,449	$179	$67,628	0.3%
Quarter Ended 12/31/02	$25,573	$1,498	$27,071	5.9%
Quarter Ended 3/31/03	$26,990	($921)	$26,069	-3.4%
Quarter Ended 6/30/03	$26,205	$183	$26,388	0.7%
Quarter Ended 9/30/03	$31,032	$488	$31,520	1.6%
Fiscal Year Ended 9/30/03	$109,800	$1,248	$111,048	1.1%
Quarter Ended 12/31/03	$23,822	$441	$24,263	1.9%
Quarter Ended 3/31/04	$26,357	($907)	$25,450	-3.4%
Quarter Ended 6/30/04	$22,019	$583	$22,602	2.6%
Quarter Ended 9/30/04	$20,445	$797	$21,242	3.9%
Fiscal Year Ended 9/30/04	$92,643	$914	$93,557	1.0%
Quarter Ended 12/31/04	$21,354	($1,534)	$19,820	-7.2%
Quarter Ended 3/31/05	$22,570	($1,889)	$20,681	-8.4%
Quarter Ended 6/30/05	$23,796	($152)	$23,644	-0.6%
Quarter Ended 9/30/05	($34,373)	($552)	($34,925)	1.6%
Fiscal Year Ended 9/30/05	$33,347	($4,127)	$29,220	-12.4%
The preliminary estimates presented above are not final and are subject to change.

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Appendix H
Preliminary Estimate of Balance Sheet Effect
of Change in Revenue Recognition Policy
(Dollars in thousands)

		Preliminary	Preliminary	Total	Change as a
	As	Estimate of	Estimate of	Assets	% of Total
	Originally	Increase	Proposed	or	Assets or
Fiscal Period	Reported	(Decrease)	Model	Liabilities	Liabilities

Other Current Assets (including Deferred Costs)
As of September 30, 2002	$16,645	$18,532	$35,177	$1,090,119	1.7%
As of September 30, 2003	$19,890	$17,032	$36,922	$1,092,653	1.6%
As of September 30, 2004	$25,126	$11,224	$36,350	$1,026,757	1.1%
As of December 31, 2004	$27,812	$10,524	$38,336	$1,036,195	1.0%
As of March 31, 2005	$25,584	$14,377	$39,961	$1,033,737	1.4%
As of June 30, 2005	$25,028	$15,685	$40,713	$1,015,717	1.5%
As of September 30, 2005	$28,940	$17,331	$46,271	$944,414	1.8%
Deferred Revenues
As of September 30, 2002	$24,404	$21,363	$45,767	$617,099	3.5%
As of September 30, 2003	$33,704	$17,789	$51,493	$617,742	2.9%
As of September 30, 2004	$27,871	$10,464	$38,335	$556,940	1.9%
As of December 31, 2004	$31,157	$10,462	$41,619	$564,445	1.9%
As of March 31, 2005	$30,677	$15,727	$46,404	$568,312	2.8%
As of June 30, 2005	$28,663	$15,669	$44,332	$560,217	2.8%
As of September 30, 2005	$29,009	$16,456	$45,465	$560,161	2.9%
Other Liabilities
As of December 31, 2004	$85,673	$1,853	$87,526	$564,445	0.3%
As of March 31, 2005	$84,227	$3,589	$87,816	$568,312	0.6%
As of June 30, 2005	$88,649	$5,207	$93,856	$560,217	0.9%
As of September 30, 2005	$100,167	$7,062	$107,229	$560,161	1.3%
Shareholders’ Equity					% Change

As of September 30, 2002	$473,020	($1,696)	$471,324		-0.4%
As of September 30, 2003	$474,911	($448)	$474,463		-0.1%
As of September 30, 2004	$469,817	$466	$470,283		0.1%
As of December 31, 2004	$471,751	($1,068)	$470,683		-0.2%
As of March 31, 2005	$465,425	($2,957)	$462,468		-0.6%
As of June 30, 2005	$455,500	($3,109)	$452,391		-0.7%
As of September 30, 2005	$384,253	($3,661)	$380,592		-1.0%
The preliminary estimates presented above are not final and are subject to change.

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